May 25, 2005

Mr. Mike Moran
Accounting Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Mr. Moran:

We have received the staff's comment letter dated March 25, 2005 and acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the filings (ii) the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing and
(iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Our response to each of those comments is set forth below:

          FORM 10-K FOR THE YEAR ENDED SEPTEMBER 24, 2004

GENERAL

1. WHERE A COMMENT BELOW REQUESTS ADDITIONAL DISCLOSURES OR OTHER REVISIONS TO BE MADE, PLEASE INCLUDE THE ADDITIONAL DISCLOSURES AND REVISIONS IN YOUR FUTURE ANNUAL AND INTERIM FILINGS AS APPLICABLE.

Response: We have reviewed and responded to each of the comments below and for each request for additional disclosure or other revisions to be made, we will make the said changes in future annual, interim and amended filings as indicated in each response.


2. OUR RECORDS SHOW YOUR FILE NUMBER IS 1-15589, RATHER THAN FILE NUMBER 0-24708 THAT APPEARS ON THE COVER PAGES OF YOUR REPORTS
PURSUANT TO SECTION 13 OR 15(D) OF THE EXCHANGE ACT. PLEASE MAKE THE APPROPRIATE REVISIONS.

Response: In applicable future filings including any amended filings, we will revise our file number to be 1-15589.


3. UNDER REGULATION 12B-13 OF THE EXCHANGE ACT, REPORTS MUST CONTAIN THE NUMBER AND CAPTION OF ALL ITEMS REQUIRED BY THE APPLICABLE FORM, AND IF AN ITEM IS INAPPLICABLE, A STATEMENT TO THE EFFECT SHALL BE MADE. PLEASE INCLUDE THE INFORMATION REQUIRED BY ITEM 9B OR INCLUDE THE NUMBER AND CAPTION OF THE ITEM AND A STATEMENT THAT THE ITEM IS INAPPLICABLE.

Response: For the year ended September 24, 2004, Item 9B "Other Information" was not applicable and as such was omitted from our filing on Form 10-K. In applicable future filings including any amended filings, we will include the number and caption of all items required by the applicable form, even if an item is inapplicable and in the appropriate circumstances will indicate when such items are not applicable.


ITEM 1. BUSINESS
BUSINESS SEGMENTS, PAGE 8

4.  PLEASE INCLUDE A CROSS REFERENCE TO THE SEGMENT INFORMATION
DISCLOSED IN THE NOTES TO YOUR FINANCIAL STATEMENTS. REFER TO ITEM 101(B) OF REGULATION S-K.

Response: In applicable future filings including any amended filings, we will include a cross reference to the segment information disclosed in the notes to our financial statements as required by Item 101(b) of Regulation S-K.


PART III
ITEM 10.  EXECUTIVE COMPENSATION, PAGE 18

5.  PLEASE INCLUDE THE INFORMATION REQUIRED BY ITEM 402(H) OF
REGULATION S-K OR INCORPORATE BY REFERENCE THE INFORMATION INCLUDED IN YOUR PROXY STATEMENT UNDER THE CAPTION "EMPLOYMENT AGREEMENTS."

Response: In applicable future filings including any amended filings, we will incorporate by reference the information included in our Proxy Statement under the caption "Employment Agreements" as required by
Item 402(h) of Regulation S-K.


6.  PLEASE DISCLOSE, IF TRUE, THAT THE VALUE OF SPLIT DOLLAR LIFE
INSURANCE INCLUDED IN OTHER ANNUAL COMPENSATION FOR MR. WRIGHT
REPRESENTS PREMIUMS PAID.  OTHERWISE, PLEASE DISCLOSE HOW YOU
DETERMINE THE VALUE OF SPLIT DOLLAR LIFE INSURANCE.  PLEASE REFER TO
ITEM 402(B)(2)(V)(E) OF REGULATION S-K.

Response: In applicable future filings including any amended filings, we will incorporate "Compensation of Executive Officers" in the proxy which will include an enhanced disclosure to indicate that the value of the split dollar life insurance included in Mr. Wright's annual compensation represents premiums paid as required by Item 402(b)(2)(v)(E) of Regulation S-K.

ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT, PAGE 18

7. WE NOTE THAT THE CAPTION OF YOUR PROXY STATEMENT TITLED "VOTING SECURITIES AND BENEFICIAL OWNERSHIP THEREOF BY PRINCIPAL STOCKHOLDERS, DIRECTORS AND OFFICERS" THAT YOU INCORPORATED BY REFERENCE DOES NOT AGREE TO THE HEADING IN THE PROXY STATEMENT THAT CONTAINS THE REQUIRED INFORMATION. REGULATION 12(B)-23(B) REQUIRES MATERIAL INCORPORATED BY REFERENCE TO BE CLEARLY IDENTIFIED. PLEASE REVISE.

Response: In applicable future filings including any amended filings, we will incorporate by reference the information contained under the caption "Ownership of Our Common Stock by Our Directors and Executive Officers and Other Principal Stockholders."


PART IV
ITEM 15-EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
(A)(3) EXHIBITS, PAGE 19

8. PLEASE IDENTIFY EACH MANAGEMENT CONTRACT OR COMPENSATION PLAN OR ARRANGEMENT IN THE EXHIBIT INDEX AS REQUIRED BY PARAGRAPH (A)(3) OF THIS ITEM.

Response: In applicable future filings including any amended filings, we will file as an exhibit to our Form 10-Q the following:

"COMPENSATION OF DIRECTORS. Directors who are not employees of the Company are paid according to the following annual scale with no payment of meeting fees:

             Audit Committee   Chair        $40,000
             Audit Committee   Member       $35,000
             Nominating Committee   Chair   $35,000
             All Other Outside Directors    $30,000

In addition, all directors are reimbursed for out of pocket expenses related to attending board and committee meetings. Non-employee directors are eligible to receive awards of nonqualified stock options which entitle them to purchase shares of our common stock at an exercise price equal to the fair market value of the stock on the date of grant. Such option grants are recommended on an annual basis by the Compensation Committee, subject to approval by the Board of Directors. These stock options also have varying vesting schedules ranging up to five years and expire ten years after the date of grant. During fiscal year 2005, no stock options have been issued to directors.

NAMED EXECUTIVE OFFICERS

COMPENSATION COMPONENTS AND PROCESS. Executive officer compensation generally contains three principal components: (i) a base salary; (ii) a cash bonus; and (iii) grants of options to purchase common stock. Mr. Wright's and Ms. Evans' base salaries are also set forth in their employment agreements. Mr. Wright, Ms. Evans and Mr. Hoppner are subject to annual increases as recommended by the Compensation Committee to the Board of Directors. The base salaries of other officers are determined as a function of their prior base salaries and their supervisors view of specific performance criteria. In general, the Compensation Committee has determined that the base salaries paid to the Company's executive officers have fallen within the median range of base salaries paid by comparable companies.

The process utilized by the Committee in determining executive officer compensation levels for all of these components is based upon the Committee's judgment and takes into account objective qualitative and quantitative factors. The Compensation Committee has approved an executive compensation plan which established performance goals and criteria relating to the amounts of cash bonuses to be paid to its executive officers in future years. In past years, under the 1994 Stock Option Plan, the Compensation Committee had granted stock options to executives who met performance criteria on a discretionary basis. The 1994 Stock Option Plan expired on June 1, 2004, and the Company has not adopted a replacement plan.

The bonus portion of Mr. Wright's, Ms. Evans's and Mr. Hoppner's compensation is paid based upon the performance goals established by management and approved by the Compensation Committee and the Board of Directors up to 50% of the named executive's salary. In addition to bonuses paid in accordance with the executive compensation plan, the Compensation Committee may recommend additional bonus amounts on a discretionary basis if deemed appropriate.

The bonus portion of Mr. James' and Mr. Hinkefent's compensation is determined on a discretionary basis upon their supervisor's assessment of their individual performance and the overall performance of the Company during the most recently completed fiscal year with respect to stockholder value, stock price, sales growth and net income and is available to be made at up to 50% of the named executive's salary. In general, the practice has been to award cash bonuses to the executive officers with respect to a particular fiscal year in amounts consistent with cash bonuses awarded in prior fiscal years as long as the Company achieves established financial and performance goals.

The following table represents the named executive officers' current base compensation:

Executive Officer        Position                Fiscal 2005 Salary
-------------------      --------------          ------------------
William F. Wright        Chairman                    $435,000

Kathleen M. Evans        President                   $342,000

William R. Hoppner       Sr. Vice President          $210,000

Michael D. James         Secretary, Treasurer and    $172,500
                          Chief Financial Officer

Eric. J. Hinkefent       President of Health Food    $150,000
                          Associates, Inc. and
                          Chamberlin Natural Foods, Inc.

BENEFIT PLANS AND OTHER ARRANGEMENTS

Each of the named executives is eligible to participate in the Company's broad-based benefit programs generally available to its salaried employees, including the 401(k) plan; and health, disability and life insurance programs.

In addition, Mr. Wright, Ms. Evans, and Mr. Hinkefent receive monthly auto allowances of $2,000, $1,000, and $1,000, respectively. The Company also leases a company vehicle on behalf of Ms. Evans and pays life insurance premiums totaling approximately $40,000 annually on behalf of Mr. Wright."


                       2004 ANNUAL REPORT

SELECTED FINANCIAL DATA, PAGE 4

9.  BRIEFLY DESCRIBE, OR CROSS-REFERENCE TO A DISCUSSION THEREOF,
BUSINESS COMBINATION OR DISPOSITIONS OF BUSINESS OPERATIONS AND OTHER FACTORS THAT MATERIALLY AFFECT THE COMPARABILITY OF THE INFORMATION. SEE INSTRUCTION 2 OF ITEM 301 OF REGULATION S-K.

Response: In all applicable future filings including any amended filings, we will include the following paragraph before the selected financial data in order to ensure the readers understand that the information may not be comparable due to business combinations or dispositions.

"Results may not be comparable due to acquisitions and/or dispositions that have occurred in the periods presented. As described in the footnotes to the consolidated financial statements, in June 2004 (Fiscal 2004) and December 2001 (Fiscal 2002), we acquired Trinity Springs, Inc.(TSI), and Hawaiian Natural Water Company, Inc., respectively. In June 2001 (Fiscal 2001), we acquired substantially all of the distribution business assets and net assets of Merchants Wholesale, Inc., as well as, the distribution facility building owned by the sole shareholder of Merchants Wholesale, Inc. for $36.7 million. The transaction was accounted for using the purchase method of accounting. Also, in March 2001 (Fiscal 2001), we sold The Healthy Edge, Inc. (formerly Food For Health Co. Inc.), our health food distribution business for $10.3 million and accounted for the transaction as discontinued operations in the consolidated financial statements in accordance with Accounting Principles Board Opinion No. 30."


SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED, PAGE 5)

10. PLEASE DESCRIBE THE IMPAIRMENT CHARGE RECOGNIZED IN THE FOURTH QUARTER OF FISCAL YEAR 2004. SEE ITEM 302(A)(3) OF REGULATION S-K.

Response: In applicable future filings, including any amended filings, we will discuss the impairment charge recognized in the fourth quarter of fiscal 2004 as follows:

"As described in more detail in the Notes to the Consolidated Financial Statements, in performing its annual impairment test for goodwill and other intangible assets during the fourth quarter of Fiscal 2004 the Company recognized a pre-tax $3.6 million impairment of its goodwill carried by its subsidiary, Hawaiian Natural Water Company Inc., which is a reporting unit in the beverage segment. This impairment was the result of competitive pressures in the natural spring water bottling business which have resulted in lower than expected operating profits and cash flow."


MANAGEMENT DISCUSSION AND ANALYSIS
CRITICAL ACCOUNTING POLICIES, PAGE 11

11. PLEASE PROVIDE A MORE INSIGHTFUL, QUANTIFIED ANALYSIS OF YOUR CRITICAL ACCOUNTING ESTIMATES. IN DOING SO, DISCLOSE THE AMOUNTS OF ESTIMATES THAT MATERIALLY AFFECTED YOUR REPORTED EARNINGS AND THE AMOUNTS OF THE RELATED VALUATION ALLOWANCES FOR EACH PERIOD PRESENTED. PLEASE ALSO PROVIDE AN ANALYSIS OF THE EFFECTS OF MATERIAL CHANGES IN YOUR CRITICAL ACCOUNTING ESTIMATES ON REVENUES, COSTS AND EXPENSES AND GROSS PROFIT FOR THE PERIODS PRESENTED. IN ADDITION, DISCUSS WHY YOUR ESTIMATES OR ASSUMPTIONS BEAR THE RISK OF CHANGE INCLUDING WHETHER THE ESTIMATES ARE DIFFICULT TO MEASURE OR VALUE. FURTHER, PROVIDE AN ANALYSIS, TO THE EXTENT MATERIAL, OF THE FACTORS THAT YOU CONSIDER AT ARRIVING AT THE ESTIMATES OR ASSUMPTIONS, HOW ACCURATE THE ESTIMATES

OR ASSUMPTIONS HAVE BEEN IN THE PAST AND WHETHER THE ESTIMATES ARE REASONABLE LIKELY TO CHANGE IN THE FUTURE. PLEASE REFER TO SEC
RELEASE NO. 33-8350.

Response: We have reviewed our Critical Accounting Estimates and as a result, in applicable future filings, including any amended filings, we will enhance our disclosure of Critical Accounting Estimates as follows.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

NATURE OF ESTIMATES REQUIRED. The allowance for doubtful accounts represents our estimate of uncollectible accounts receivable at the balance sheet date. We monitor our credit exposure on a weekly basis and assess the adequacy of our allowance for doubtful accounts on a quarterly basis. Because credit losses can vary significantly over time, estimating the required allowance requires a number of assumptions that are uncertain.

ASSUMPTIONS AND APPROACH USED. We estimate our required allowance for doubtful accounts using the following key assumptions.

    - Historical collections - Represented as the amount of historical uncollectible accounts as a percent of total accounts receivable.

    - Specific credit exposure on certain accounts - Identified based on management's review of the accounts receivable portfolio and taking into account the financial wherewithal of particular customers that management deems to have a higher risk of collection. For example, a customer in bankruptcy would indicate that an amount could be uncollectible.

SENSITIVITY ANALYSIS. We believe that our current level of allowance for doubtful accounts is adequate at the balance sheet date and that our credit exposure it very low compared with the high volume of sales and the nature of our industry in which collections are generally made quickly. However, for every 1% percent of receivables deemed to require an additional reserve at September 2004, the impact on the statement of operations would be to increase selling, general and administrative expenses by approximately $300,000.

INVENTORIES

NATURE OF ESTIMATES REQUIRED. In our businesses, we carry large quantities and dollar amounts of inventory. Inventories consist primarily of finished products purchased in bulk quantities to be sold to our customers. Given the large quantities and broad range of products that we carry to better serve our customers, there is a risk of impairment in inventory that is unsaleable or unrefundable, slow moving, obsolete or is discontinued. The use of estimates is required in determining the salvage value of this inventory.

ASSUMPTIONS AND APPROACH USED. We estimate our inventory obsolescence reserve at each balance sheet date based on the following criteria:

      -Slow moving products - Items identified as slow moving are evaluated on a case-by-case basis for impairment.

      -Obsolete/discontinued inventory - Products identified that are near or beyond their expiration dates. In addition, we may discontinue carrying certain product lines for our customers. As a result, we estimate the market value of this inventory as if it were to be liquidated.

      -Estimated salvage value/sales price - The salvage value of the inventory is estimated using management's evaluation of the congestion in the distribution channels and experience with brokers and inventory liquidators to determine the salvage value of the inventory.

SENSITIVITY ANALYSIS. We believe that our current level of reserve for inventory obsolescence is adequate at the balance sheet date. However, if there was a change in the estimated net realizable value of the inventory identified as obsolete/discontinued inventory (change in estimated selling price) of 5%, the reserve and costs of goods sold, respectively, would increase/decrease by approximately $60,000.

DEPRECIATION, AMORTIZATION AND IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets consist primarily of fixed assets and intangible assets that were acquired in business combinations. Fixed assets and amortizable identified intangible assets are assigned useful lives ranging from 2 to 40 years. Goodwill is not amortized. Impairment of reporting units, which is measured in the Company's fourth fiscal quarter in order to coincide with its budgeting process, is evaluated annually with the assistance of an independent third party. The reporting units are valued using after-tax cash flows from operations (less capital expenditures) discounted to present value.

Due to competitive pressures in the natural spring water bottling industry, operating profits and cash flows were lower than expected. Based on this trend, the future cash flow forecasts have been revised for this reporting unit and an impairment has been recorded in the Company's statement of operations as a component of income (loss) from operations. In September 2004, Hawaiian Natural Water Company, Inc. a reporting unit in the beverage segment, recognized impairment of $3.6 million to its tradename as a result of the annual impairment test.

NATURE OF ESTIMATES REQUIRED. Management has to estimate the useful lives of the Company's long lived assets. In regard to the impairment analysis, the most significant assumptions include management's estimate of the annual growth rate used to project future sales and expenses used by the independent third party valuation firm.

ASSUMPTIONS AND APPROACH USED. For fixed assets, depreciable lives are based on our accounting policy which is intended to mirror the expected useful life of the asset. In determining the estimated useful life of amortizable intangible assets, such as customer lists, we rely on our historical experience to estimate the useful life of the applicable asset and consider industry norms as a benchmark. In evaluating potential impairment of long-lived assets we primarily use an income based approach (discounted cash flow method) and guideline public and private company information. A discounted cash flow methodology requires estimation in (i) forecasting future earnings
(ii) determining the discount rate applicable to the earnings stream being discounted, and (iii) computing a terminal value at some point
in the future.   The forecast of future earnings is an estimate of
future financial performance based on current year results and management's evaluation of the market potential for growth. The discount rate is a weighted average cost of capital using a targeted debt-to-equity ratio using the industry average under the assumption that it represents our optimal capital structure and can be achieved in a reasonable time period. The terminal value is determined using a commonly accepted growth model.

SENSITIVITY ANALYSIS. We believe that the estimated useful lives of our fixed assets and amortizable intangibles are appropriate. If we shortened the estimated useful lives of our fixed assets by one year, the impact on the statement of operations for the current period would be to increase depreciation expense by approximately $550,000. A decrease in the estimate of future sales or increase of estimated expenses for reporting units evaluated for impairment could result in additional impairment of intangibles being recorded up to the amount of the carrying amount of the intangible assets which was approximately $19.7 million as of September 24, 2004.

INSURANCE

The Company's insurance for worker's compensation, general liability and employee-related health care benefits are provided through high-deductible or self-insured programs. As a result, the Company accrues for its worker's compensation liability based upon claim reserves established with the assistance of a third-party administrator which are then trended and developed with the assistance of our insurance agent. The reserves are evaluated at the end of each reporting period. Due to the uncertainty involved with the realization of claims incurred but unreported, management is required to make estimates of these claims.

ASSUMPTIONS AND APPROACH USED. In order to estimate our reserve for incurred but unreported claims we consider the following key factors:

Employee Health Insurance Claims

     - Historical claims experience - We review loss runs for each month to calculate the average monthly claims experience.

     - Lag period for reporting claims - Based on analysis and consultation with our third party administrator, our experience is such that we have a one month lag period in which claims are reported.

Workers Compensation Insurance Claims

     - Historical claims experience - We review prior year's loss runs to estimate the average annual expected claims and review monthly loss runs to compare our estimates to actual claims.

     - Lag period for reporting claims - We utilize the assistance of our insurance agent to trend and develop reserves on reported claims in order to estimate the amount of incurred but unreported claims. Our insurance agent uses standard insurance industry loss development models.

SENSITIVITY ANALYSIS. We believe that our current reserve for incurred but unreported insurance claims is adequate at the balance sheet date. However, for every 5% percent increase in claims, an additional reserve of approximately $50,000 would be required at September 2004, the impact of which would increase selling, general and administrative expenses by that amount in the same period.

INCOME TAXES

The Company accounts for its income taxes by recording taxes payable or refundable for the current year and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in our financial statements or tax returns. As required by SFAS No. 109, "Accounting for Income Taxes", these expected future tax consequences are measured based on provisions of tax law as currently enacted; the effects of future changes in tax laws are not anticipated. Future tax law changes, such as a change in the corporate tax rate, could have a material impact on our financial condition or results of operations. When appropriate, we record a valuation allowance against deferred tax assets to offset future tax benefits that may not be realized.

ASSUMPTIONS AND APPROACH USED. In determining whether a valuation allowance is appropriate, we consider whether it is more likely than not that all or some portion of our deferred tax assets will not be realized, based in part upon management's judgments regarding future events.

In making that estimate we consider the following key factors:

  - our current financial position
  - historical financial information
  - future reversals of existing taxable temporary differences
  - future taxable income exclusive of reversing temporary differences and carryforwards
  - taxable income in prior carryback years
  - tax planning strategies

SENSITIVITY ANALYSIS. Based on our analysis, we have determined that a valuation allowance is not required at September 24, 2004. A valuation allowance would reduce the deferred tax asset to the amount that is more likely than not to be realized and a corresponding reduction to net income as a result.

REVENUE RECOGNITION

We recognize revenue in our wholesale and beverage segments when products are delivered to customers (which generally is the same day products are shipped) and in our retail health food segment when the products are sold to consumers. Sales are shown net of returns, discounts, and sales incentives to customers.

NATURE OF ESTIMATES REQUIRED. We estimate and reserve for anticipated sales discounts as part of our periodic evaluation of allowance for doubtful accounts. We also estimate and provide a reserve for anticipated sales incentives to customers based on volume.

ASSUMPTIONS AND APPROACH USED. We estimate the sales reserves using the following criteria:

     - Sales discounts - We use historical experience to estimate the amount of accounts receivable that will not be collected due to customers taking advantage of authorized term discounts.

     - Volume sales incentives - We use historical experience in combination with quarterly reviews of customers' sales progress in order to estimate the amount of volume incentives due to the customers on a periodic basis.

SENSITIVITY ANALYSIS. Based on the historical information used to estimate the reserves for sales discounts and volume sales incentives, we do not anticipate significant variances from the amounts reserved. However, there could be significant variances from period to period based on customer make-up and programs offered.

Our estimates and assumptions for each of the aforementioned critical accounting estimates have not changed materially during the periods presented, nor are we aware of any reasons that they would be reasonably likely to change in the future.

RESULTS OF OPERATIONS, PAGE 13
GENERAL

12. PLEASE DISCLOSE THE TYPES OF EXPENSES THAT YOU INCLUDE IN THE COST OF SALES LINE ITEM AND THE TYPES OF EXPENSES THAT YOU INCLUDE IN SELLING, GENERAL AND ADMINISTRATIVE EXPENSES LINE ITEM FOR EACH OF YOUR SEGMENTS. IN DOING SO, DISCLOSE HOW YOU CLASSIFY BUYING AND OCCUPANCY COSTS OF YOUR MERCHANDISING OPERATIONS. PLEASE ALSO QUANTIFY AND PROVIDE AN ANALYSIS OF MATERIAL CHANGES IN COST OF PRODUCTS AND/OR EXPENSES INCLUDED IN COST OF SALES, SELLING, GENERAL AND ADMINISTRATIVE EXPENSES AND IN DEPRECIATION AND AMORTIZATION FOR EACH OF YOUR SEGMENTS. IN ADDITION, QUANTIFY MANUFACTURER PROGRAM INCENTIVES AND THE AMOUNTS OF MANUFACTURER INCENTIVES PAID TO CUSTOMERS FOR THE PERIODS PRESENTED.

Response: In applicable future filings, including any amended filings, we will disclose the types of expenses included in cost of sales, selling, general and administrative expenses as follows:

"The cost of sales line item for wholesale and retail segments include the cost of products purchased from manufacturers, less incentives that we receive which are netted against such costs. In the beverage segment, cost of sales includes the cost of the raw materials and related factory labor and manufacturing overhead costs required to convert raw materials into finished goods, including; labor, depreciation and utilities. Selling, general and administrative expenses include costs related to our sales, warehouse, delivery and administrative departments for all segments. The most significant expenses relate to employee costs, facility and equipment leases, transportation costs, insurance and professional fees."

Buying and occupancy costs of our merchandising operations are treated as selling, general and administrative costs.

We advise the Staff that we believe that we have met the requirement of Item 303 of Regulation S-K in our discussion of sales, gross profit and operating expenses on pages 13-19. In our management discussion and analysis, we discuss material changes in sales and gross profit by segment because we believe that it provides better insight into the trends of our business segments and is consistent with the Staff's Interpretation Release No. 33-8350 Section III (A) (2). Specifically the portion of that Release that states:

"Companies also should focus on an analysis of the consolidated financial condition and operating performance, with segment data provided where material to an understanding of consolidated information. Segment discussion and analysis should be designed to avoid unnecessary duplication and immaterial detail that is not required and does not promote understanding of a company's overall financial condition and operating performance."

To the extent material, our discussion includes changes in gross profit, selling, general and administrative and depreciation and amortization of each segment. Frequently, changes that may be significant at the segment reporting level are not material at the consolidated level where we measure material changes for discussion of selling, general and administrative and depreciation and amortization expense. We will continue to strive for insightful and useful analysis of our operations.

We have not disclosed in detail the change in our manufacturer program incentives and incentives paid to customers. Due to the competitive nature of our business and the fact that this information is not available from our competitors, as they are either non-public companies or too small of a business segment to be disclosed in parent financials, we believe that we will be placed at a competitive disadvantage by disclosing the quantitative information in detail. In addition, in historical and future filings, we have and will continue to disclose the fact that we have incentive receipts and payments. We believe that further disclosure of this information would cause competitive harm.

13. PLEASE TELL US HOW YOU CLASSIFY MANUFACTURER INCENTIVES, INCLUDING OFF-INVOICE ALLOWANCES AND REBATES, PAID TO CUSTOMERS IN YOUR STATEMENTS OF OPERATIONS. IF YOU NET PAYMENTS TO CUSTOMERS AGAINST MANUFACTURER INCENTIVES CLASSIFIED AS A REDUCTION OF PRODUCT COSTS, TELL US YOUR BASIS IN GAAP FOR DOING SO. PLEASE ALSO TELL US HOW YOU ACCOUNT FOR THE COSTS OF YOUR CUSTOM SIGN PROGRAM AND THE RELATED PAYMENTS YOU RECEIVE FROM MANUFACTURERS.

Response: We classify all rebates and allowances paid to customers as a reduction of revenue in our statement of operations in accordance with EITF 01-09 Issue 1 that is discussed in paragraph 9 and states in part "The Task Force reached a consensus that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of selling prices of the vendor's products or services and, therefore, should be characterized as a reduction of revenue when recognized in the vendor's income statement." We do not net payments to customers against manufacturer incentives classified as a reduction of product costs in the cost of sales line pursuant to EITF 02-16.

With regards to our custom sign program, we presume that you are referring to our custom sign program discussed at www.amcon.com under the Exclusive Programs link because we don't discuss this program in any of our filings. We advise the Staff that this program contributes a deminimus amount of gross profit totaling less than $50,000 on an annual basis.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 20

14. PLEASE PROVIDE AN ANALYSIS OF THE TRENDS AND VARIABILITY IN YOUR CASH FLOWS FOR THE PERIODS PRESENTED. FOR EXAMPLE, DISCUSS THE TREND IN CASH FLOWS GENERATED BY OPERATIONS AND THE REASONS FOR THE VARIABILITY IN ACCOUNTS RECEIVABLE, INVENTORIES, ACCOUNTS PAYABLE AND OTHER ASSETS AND LIABILITIES TO THE EXTENT NECESSARY FOR INVESTORS TO ASCERTAIN THE LIKELIHOOD THAT PAST PERFORMANCE IS INDICATIVE OF FUTURE PERFORMANCE. PLEASE ALSO INCLUDE A DISCUSSION OF THE FUNDING AVAILABLE UNDER YOUR REVOLVING CREDIT FACILITY BASED ON ELIGIBLE COLLATERAL, THE VARIABILITY OF LIQUIDITY AVAILABLE UNDER THE FACILITY AND THE IMPACT OF THAT VARIABILITY ON YOUR ABILITY TO MEET OBLIGATIONS AS THEY BECOME DUE. IN ADDITION, PLEASE PROVIDE PROSPECTIVE INFORMATION REGARDING YOUR NEEDS FOR CAPITAL TO THE EXTENT NECESSARY TO PROVIDE A CLEAR PICTURE OF YOUR ABILITY TO GENERATE CASH AND MEET EXISTING AND KNOWN OR REASONABLY LIKELY FUTURE CASH REQUIREMENTS. IN DOING SO, PLEASE INCLUDE A DISCUSSION AND ANALYSIS OF YOUR CONTINGENCY PLANS IN THE EVENT YOU ARE UNABLE TO GENERATE PROFITS FROM YOUR BEVERAGE SEGMENT AND THE IMPACT ON YOUR LIQUIDITY IF YOUR EFFORTS TO SECURE ADDITIONAL FUNDING FOR YOUR BEVERAGE OPERATIONS ARE NOT SUCCESSFUL.

Response: We continually strive to improve the disclosures in the Liquidity and Capital Resources sections of our Form 10-K's and Form 10-Q's. In applicable future filings, including any amended filings, we will incorporate discussion regarding the trends in cash flows generated by operations, including more discussion on the variability in accounts receivable, inventories, accounts payable and other assets and liabilities. In addition, we will include discussion related to the availability under our revolving credit facility based on eligible collateral, the variability of liquidity under the facility and the impact of that variability on our ability to meet our obligations as they become due. In our Form 10-Q for the first quarter ended December 31, 2004, we included the following disclosure regarding our capital needs and contingency plans in the event we are unable to generate profits from our beverage segment:

"The Company believes that funds generated from operations, supplemented as necessary with funds available under the New Facility will provide sufficient liquidity for the operation of its wholesale and retail businesses. Management is presently negotiating with LaSalle Bank to bring TSI into the Company's revolving credit facility and with investors to privately place additional debt or equity to provide additional funding for TSI. Although management is optimistic that additional financing will be committed, the ultimate outcome of this financing is not certain at this time. If the Company is unable to raise the additional funds in the near future, plans for growth within TSI would be negatively impacted and could potentially impact the carrying value of the business."

We will continue to update this disclosure as our capital needs and plans develop.
                              -14-

15. PLEASE DISCUSS THE EXTENT OF HEADROOM IN THE FINANCIAL COVENANTS OF YOUR CREDIT FACILITY AND THE LIKELIHOOD OF YOUR COMPLIANCE FOR THE FORESEEABLE FUTURE. PLEASE ALSO DISCLOSE THE PEAK AND AVERAGE
BORROWINGS OR BALANCE UNDER YOUR CREDIT FACILITY FOR THE MOST RECENT PERIOD. IN ADDITION, DISCLOSE THE EXISTENCE OF CROSS DEFAULT
PROVISIONS CONTAINED IN YOUR DEBT AGREEMENTS.

Response: In applicable future filings, including any amended filings, we will add disclosure in the paragraph where covenants are discussed to include the covenant calculations for the most recent period with the covenant limits in order to present the headroom available and likelihood of compliance in the future. We will also discuss our peak and average borrowings on the facility for the period, in addition to the balance, which we already disclose. With respect to cross default provisions contained in our debt agreements, we plan to add the following disclosure in Form 10-Q for the second quarter ended March 31, 2005:

"Cross Default and Co-Terminus Provisions
 ----------------------------------------
The Company's owned real estate in Bismarck, ND, Quincy, IL, and Rapid City, SD, and certain warehouse equipment in the Rapid City, SD warehouse is financed through term loans with Gold Bank (the "Gold Bank Loans"), who is also a participant lender on the Company's revolving line of credit. The Gold Bank Loans contain cross default provisions which cause all loans with Gold Bank to be considered in default if any one of the loans where Gold Bank is a lender, including the revolving credit facility if it is in default. In addition, the Gold Bank Loans contain co-terminus provisions which require all loans with Gold Bank to be paid in full if any of the loans are paid in full prior to the end of their specified terms."


16. PLEASE TELL US WHY THE MINIMUM WATER ROYALTY DISCLOSED IN YOUR TABLE OF CONTRACTUAL OBLIGATIONS DOES NOT REPRESENT THE MINIMUM ROYALTY DISCLOSED IN THE NOTES TO YOUR FINANCIAL STATEMENTS AND THE MAXIMUM AMOUNT GUARANTEED BY AMCON. DISCLOSE IN A FOOTNOTE TO THE TABLE, IF TRUE, THAT THE MINIMUM ROYALTY OBLIGATION INCLUDES THE PRESENT VALUE OF THE OBLIGATION REFLECTED IN YOUR BALANCE SHEET TOGETHER WITH THE IMPUTED INTEREST PORTIONS OF REQUIRED PAYMENTS.

Response: As discussed in footnote 3 to the table of contractual obligations, Fiscal 2005-2009 payments for the water royalty represent the minimum annual water royalty payments and do agree to the amounts discussed in the notes to the financial statements. The balance included in "Thereafter" is representative of the present value of the minimum annual water royalty payments to be made in perpetuity. The amount of the guarantee by AMCON for the royalty payments is $5 million and is discussed on page F-17 of the annual report in the notes to the financial statements and is also included in the table of contractual obligations under the heading "Other Commercial Commitments" and is labeled "Water Source Guarantee." In applicable

                              -15-
future filings, including any amended filings, the footnote related to the minimum annual water royalty payment in the table of contractual obligations will be revised to read as follows:

"Fiscal 2005-2009 represent the annual minimum water royalty and the balance thereafter represents the minimum water royalty in perpetuity. Both amounts are representative of the present value of the obligation reflected in our balance sheet together with the imputed interest portions of required payments."

17. PLEASE INCLUDE SCHEDULED INTEREST PAYMENTS IN YOUR TABLE OF CONTRACTUAL OBLIGATIONS. WHEN INTEREST RATES ARE VARIABLE AND UNKNOWN, ESTIMATES OF FUTURE VARIABLE RATE INTEREST PAYMENTS MAY BE INCLUDED OR EXCLUDED PROVIDED YOU INCLUDE PROPER DISCLOSURE IN A FOOTNOTE TO THE TABLE. PLEASE ALSO INCLUDE OBLIGATIONS TO PURCHASE GOODS AND SERVICES UNDER AGREEMENTS THAT ARE ENFORCEABLE AND LEGALLY BINDING IN THE TABLE. IF YOU EXCLUDE ANY PURCHASE OBLIGATIONS FROM THE TABLE, DISCLOSE THE NATURE AND AMOUNTS OF THE EXCLUDED OBLIGATIONS. IF THE EXCLUDED OBLIGATIONS DO NOT HAVE A DUE DATE, EXPLAIN WHY IT IS NOT POSSIBLE TO ESTIMATE A PAYMENT DATE. REFER TO
ITEM 303(5) OF REGULATION S-K.

Response: In applicable future filings, including any amended filings, we will include an estimate of all interest payments in our table of contractual obligations. For those obligations that have variable rates and other factors that could substantially impact interest payments (such as accounts receivable, inventory and accounts payable turns that impact the balance outstanding on our revolving credit facility) we will disclose sufficient detail including rates and balances used to calculate our interest payments included in the table. Furthermore, as a general rule, we do not enter into, nor are we aware of, any enforceable or legally binding purchase obligations as of September 24, 2004 or December 31, 2004 that meet the definition in Item 303(5)(D) of Regulation S-K that would require such disclosure in our table of contractual obligations.

CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF CASH FLOWS, PAGE F-6

18. PLEASE TELL US THE ITEMS AND THEIR AMOUNTS INCLUDED IN THE GAIN ON SALE OF FIXED ASSETS, INTANGIBLES, LAND HELD FOR SALE AND
SECURITIES LINE ITEM IN THE CASH FLOWS FROM OPERATING ACTIVITIES
SECTION FOR EACH PERIOD PRESENTED. SEPARATELY DISCLOSE THE ITEMS AND THEIR AMOUNTS FOR EACH PERIOD PRESENTED IN FUTURE FILINGS AS
APPROPRIATE.

Response: In applicable future filings, including any amended filings, we will separately disclose each of the items mentioned in the comment above. We advise the Staff that had these items been presented separately in the Consolidated Statement of Cash Flows in the 2004 Annual Report, the amounts would have been as follows:

                              -16-


                                                  2004         2003        2002
                                                ---------   ---------    ---------
(Gain) loss on sale of fixed assets             $  (7,773)  $  58,740    $ 194,678
(Gain) loss on intangibles                              -           -            -
(Gain) loss on sale of assets held for sale         1,475           -            -
(Gain) loss on sale of securities                (507,418)   (266,690)    (257,521)
                                                ---------   ---------    ---------
                                                $(513,716)  $(207,950)   $ (62,483)
                                                =========   =========    =========


19. PLEASE TELL US THE LOSSES RECOGNIZED FOR WRITE-DOWNS TO FAIR VALUE LESS COST TO SELL OF ASSETS HELD FOR SALE INCLUDED IN THE PROVISION FOR LOSSES ON DOUBTFUL ACCOUNTS, INVENTORY OBSOLESCENCE AND ASSETS HELD FOR SALE LINE ITEM IN THE CASH FLOWS FROM OPERATING ACTIVITIES SECTION FOR EACH PERIOD PRESENTED. IN DOING SO, PROVIDE US WITH A RECONCILIATION OF THE AMOUNTS INCLUDED IN THE LINE ITEM TO AMOUNTS DISCLOSED IN SCHEDULE II. FOR EACH PERIOD IN WHICH AN IMPAIRMENT LOSS WAS RECOGNIZED, PLEASE DISCLOSE THE INFORMATION REQUIRED BY PARAGRAPHS 26 AND 47 OF SFAS 144, AS APPLICABLE, IN THE NOTES TO YOUR FINANCIAL STATEMENTS.

Response: The amount of loss recognized for write-downs to fair value less cost to sell of assets held for sale included in the provision for losses on doubtful accounts, inventory obsolescence and assets held for sale line item in the cash flows from operating activities for years ended September 2004, 2003 and 2002 were $0, $431,651 and $0, respectively. The table below details the individual components.

                                                  2004        2003        2002
                                               ----------   ---------   ---------
Provision for inventory obsolescence           $1,155,345   $  50,035   $  20,387
Provision for losses on doubtful accounts        (139,013)    194,142      25,295
Write-down of asset held for sale                       -     431,651           -
                                               ----------   ---------   ---------
                                               $1,016,332   $ 675,828   $  45,682
                                               ==========   =========   =========








                              -17-



Reconciliation of amounts disclosed in Schedule II to the amounts reported in the Consolidated Statements of Cash Flows is as follows:


Provision for inventory obsolescence as reported in Schedule II        $1,008,266
Shrinkage reserve reported in cash flow, inadvertently not
   in Schedule II                                                         172,079
Beverage business inventory reserve reported in Schedule II
   but reported in change in inventory, inadvertently not in
   obsolescence reserve in Consolidated Statements of Cash Flows          (25,000)
                                                                       ----------
Provision for inventory obsolescence as reported in Consolidated
   Statements of Cash Flows                                            $1,155,345
                                                                       ==========

Provision (recovery) of losses on doubtful accounts as reported
   in Schedule II                                                      $  (12,757)
Net receivables (written off) recovered as reported in Schedule II       (126,256)
                                                                       ----------
Provision (recovery) of losses on doubtful accounts as reported
   in Consolidated Statements of Cash Flows                            $ (139,013)
                                                                       ==========

We will revise the 2004 data in applicable future filings, including any amended filings, to include these items inadvertently omitted from
Schedule II.

The impairment of assets held for sale in 2003 were recorded in other income (expense) as described in our response to comment number 32 and was discussed in Management's Discussion and Analysis in the 2003 and 2004 Annual Reports. In applicable future filings including any amended filings, we will disclose the information as required by paragraph 26 and 47 of SFAS 144 in a description of our other assets balance sheet line item which contains the assets held for sale. The disclosure will be as follows:

"Included in other assets is certain bottling equipment held for sale that was acquired in Fiscal 2002 as part of the HNWC acquisition.
HNWC is a reporting unit within our beverage segment. The equipment was not in use at the time of the acquisition and was therefore recorded in other assets as assets held for sale at its estimated fair value, less the estimated cost to sell, in accordance with APB 16 (the applicable purchase accounting guidance at that time). In Fiscal 2003, after having difficulty selling the equipment due to saturation of the bottling equipment market, we determined that the carrying value of this equipment was too high based on prices for similar equipment in the market place. Therefore, we recorded an impairment of $431,651 related to this equipment in other income (expense). We were unsuccessful in Fiscal 2004 in selling all of the equipment, although we did sell portions and recognized an immaterial loss on the sale. We continue to respond to changes in the market place and the equipment continues to be actively marketed at a price that is

                              -18-
reasonable and consistent with its carrying value." For the Staff's information, the carrying value of this equipment at September 2004 and September 2003 was $177,680 and $200,000, respectively, and represented less than one half of one percent of total assets.


20. PLEASE TELL US THE ITEMS AND THEIR AMOUNTS INCLUDED IN THE OTHER LINE ITEM IN THE CASH FLOWS FROM OPERATING ACTIVITIES SECTION FOR EACH PERIOD PRESENTED. IF MATERIAL, PLEASE DISCLOSE THE ITEMS AND THEIR AMOUNTS INCLUDED THE OTHER LINE ITEM FOR EACH PERIOD PRESENTED.

Response: The amount presented as "other" in cash flows from operating activities is representative of the change in deferred taxes associated with entries that impacted other comprehensive income during fiscal 2004. However, the change in deferred taxes in the statement of cash flows agrees with the change in the deferred tax balance sheet accounts. In hindsight, the amount reported in "other" would have been more appropriately reflected as a change in other assets and other current assets in operating cash flows as these represent the balance sheet line items that include marketable securities and interest rate swaps.

While the amount is not material, we will reclassify this item in all applicable future filings, including any amended filings, noting that the amount will not impact the total amount reported as cash flows from operations for Fiscal 2004.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
GENERAL

21. PLEASE DISCLOSE ACCUMULATED BALANCES FOR EACH CLASSIFICATION OF ACCUMULATED OTHER COMPREHENSIVE INCOME ON THE FACE OF YOUR BALANCE SHEETS, IN YOUR STATEMENTS OF STOCKHOLDERS EQUITY OR IN THE NOTES TO YOUR FINANCIAL STATEMENTS FOR EACH PERIODS PRESENTED. SEE PARAGRAPH 26 OF SFAS 130.

Response: In applicable future filings, including any amended filings, we will disclose the accumulated balances for each classification of accumulated other comprehensive income in the notes to the consolidated financial statements.








                              -19-




We advise the Staff that had the disclosure been included in the 2004 Annual Report it would have been as follows:

                                 Unrealized       Interest       Accumulated
                                  gains on        rate swap       Other
                                 securities        mark-to      Comprehensive
                                                   -market         Income
                                 -------------------------------------------
Balance, September 28, 2001      $ 404,362        $       -       $  404,362
Current period change             (109,591)               -         (109,591)
                                 ---------        ---------       ----------
Balance, September 27, 2002        294,771                -          294,771
Current period change               (8,044)         (65,995)         (74,039)
                                 ---------        ---------       ----------
Balance, September 26, 2003        286,727          (65,995)         220,732
Current period change             (284,089)         123,257         (160,832)
                                 ---------        ---------       ----------
Balance, September 24, 2004      $   2,638        $  57,262       $   59,900
                                 =========        =========       ==========


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(D) CASH AND ACCOUNTS PAYABLE, PAGE F-8

22.  PLEASE DISCLOSE WHETHER THE CHANGE IN BOOK OVERDRAFTS ARE
CLASSIFIED AS CASH FLOWS FROM OPERATING ACTIVITIES OR FINANCING
ACTIVITIES AND THEIR AMOUNTS FOR THE PERIODS PRESENTED.

Response: Book overdrafts of $7.1 million and $4.8 million at September 2004 and 2003 and are included in accounts payable as disclosed on page F-8 in our Form 10-K and represent overdrafts per our general ledger (or books). As a result, they represent negative book cash balances ("book overdrafts"). The book overdrafts consist of outstanding checks issued against our controlled disbursement accounts, but not yet presented to the bank for payment. As discussed below, these negative book overdrafts do not represent negative bank balances or bank overdrafts.

Book overdrafts result from our cash management system in which our main cash account is a controlled disbursement account that generally maintains a zero balance. When checks are issued from accounts payable, the offset is to the book overdraft account that is a component of the accounts payable line item in the balance sheet. Because our book overdrafts are classified as accounts payable on our balance sheet, the treatment in the Consolidated Statements of Cash Flows is such that the change in the book overdrafts is classified as cash flows from operating activities for all periods presented as a part of the change in accounts payable. Once checks are presented to the bank, the amounts are funded from the revolving credit facility and are classified as cash flows from financing activities.

                              -20-

In applicable future filings, included any amended filings we will include as part of the Cash and Accounts Payable significant accounting policy, the following disclosure:

"These outstanding checks (book overdrafts) are classified as cash flows from operating activities in the Consolidated Statements of Cash flows."

Regarding the cash flow presentation, the checks issued under our controlled disbursement accounts substantially relate to payment for payroll and operating expenses. These constitute the primary operating activities of our business. For this reason and the fact that our book overdrafts do not result in bank overdrafts, we believe that presentation of these items as cash flow from operating activities is appropriate under the circumstances.

23. WE NOTE THAT YOU FUND OUTSTANDING CHECKS AS THEY CLEAR WITH BORROWINGS UNDER YOUR REVOLVING CREDIT FACILITY. PLEASE TELL US WHETHER YOUR REVOLVING CREDIT AGREEMENT INCLUDES A REQUIREMENT TO USE CUSTOMER REMITTANCES TO REPAY OUTSTANDING DEBT UNDER A LOCKBOX OR OTHER ARRANGEMENTS. IF SO, TELL US YOUR JUSTIFICATION IN GAAP FOR THE LONG-TERM CLASSIFICATION OF A SIGNIFICANT PORTION OF DEBT OUTSTANDING UNDER THE FACILITY. PLEASE REFER TO EITF 95-22.

Response: The requirements of EITF 95-22 state that "the Task Force reached a consensus that borrowings outstanding under a revolving credit agreement that includes both a subjective acceleration clause and a requirement to maintain a lock-box arrangement, whereby remittances from the borrower's customers reduce the debt outstanding, are considered short-term obligations."

While our current credit agreement (amended and restated in November
2004) includes provisions that require us to maintain a lockbox arrangement with either the Senior Agent or a bank of which it has approved, our initial assessment was that we did not believe that we had a subjective acceleration clause. This determination was based on our understanding of the agreement and discussions and written correspondence with the Bank. Upon further examination, we have determined that the credit agreement did, in fact, contain a subjective acceleration clause due to a material adverse change clause that appears to be more subjective than objective. The current credit agreement and our prior credit agreement contain similar material adverse change language. As a result, we advise the Staff that we intend to amend our 2004 Form 10-K and our first quarter 2005 Form 10-Q as soon as reasonably practicable to correctly report these amounts as a current obligation.

We advise the Staff that in the past several weeks, we have negotiated an amendment to our credit agreement that removes the requirement to maintain a lockbox arrangement and replaces it with a "springing"
lockbox arrangement.   As a result, we are advising the Staff that in
Form 10-Q for the second quarter of 2005 we no longer believe that EITF
                              -21-


95-22 is applicable to our arrangement and have classified the amounts as long-term, except for the amounts expected to be paid down in the next twelve months.

(G) INVENTORIES, PAGE F-9

24. TELL US WHETHER INVENTORY COSTS AND THE COST OF SALES LINE ITEM INCLUDE INBOUND FREIGHT CHARGES, PURCHASING AND RECEIVING COSTS, INSPECTION COSTS AND WAREHOUSING COSTS. IF YOU CURRENTLY EXCLUDE A PORTION OF THESE COSTS FROM COST OF SALES OR EXCLUDE SHIPPING AND HANDLING COSTS AND OTHER COSTS OF YOUR DISTRIBUTION NETWORK FROM COSTS OF SALES, PLEASE DISCLOSE:

    - THE LINE ITEMS THAT THE EXCLUDED COSTS ARE INCLUDED IN AND THE AMOUNTS INCLUDED IN EACH LINE ITEM FOR EACH PERIOD PRESENTED, AND

    - IN MANAGEMENT'S DISCUSSION AND ANALYSIS THAT YOUR GROSS MARGINS MAY NOT BE COMPARABLE TO THOSE OF OTHER ENTITIES, SINCE SOME ENTITIES INCLUDE FULFILLMENT COSTS AND COSTS RELATED TO THEIR DISTRIBUTION NETWORK IN COST OF SALES.

Response: Inbound freight charges are included in the product cost and are not billed separately by our vendors and therefore are part of the cost of sales line item in the statement of operations. We consider purchasing and receiving costs, inspection costs and warehousing costs to be period expenses and do not treat them as an inventoriable costs. However, in applicable future filings, including any amended filings, we will disclose the line items in which the excluded costs are included and the amounts included in each line item for each period presented. For the Staff's information, had we included the disclosure in our 2004 Annual Report, our disclosure would have been as follows:

"Included in selling, general and administrative expenses are $11.0 million, $10.8 million and $12.2 million, for Fiscal 2004, 2003 and 2002, respectively, of purchasing and receiving costs, inspection costs, warehousing costs and cost of picking and loading customer orders."

We will also disclose in our Management Discussion and Analysis that our gross margins may not be comparable to those of other entities, since some entities include fulfillment costs and costs related to their distribution network in cost of sales. Our discussion of gross profit in Management's Discussion and Analysis we will include the following disclosure:

"We include fulfillment costs and costs related to the distribution network in selling, general and administrative costs. Some entities may classify such costs as a component of cost of sales. As a result, our gross margins may not be comparable to those of other entities."

25. PLEASE DISCLOSE THE COST ELEMENTS INCLUDED IN INVENTORIES OF YOUR WHOLESALE MANUFACTURING AND RETAIL HEALTH FOOD SEGMENTS AND IN
MANUFACTURING OVERHEAD OF YOUR BEVERAGE SEGMENT. SEE RULE 5-02(6)(B) OF REGULATION S-X.

Response: In applicable future filings, including any amended filings, assuming no significant changes in our business, our inventory disclosure will be as follows: "The wholesale distribution and retail health food segment inventories consist of finished products purchased in bulk quantities to be redistributed to the Company's customers or sold at retail. The wholesale distribution operation's inventories are stated at the lower of cost (last-in, first-out or "LIFO" method) or market and consists of the cost of finished goods. The retail health food operation utilizes the retail LIFO inventory method of accounting stated at the lower of cost (LIFO) or market and consists of the cost of finished goods. The beverage operation's inventories are stated at the lower of cost (LIFO) or market and consist of raw materials and finished goods. The beverage operation's finished goods inventory includes raw materials, related plant labor and manufacturing overhead costs required to convert raw materials to finished goods. Raw materials inventory consists of pre-forms used to make bottles, caps, labels and various packaging and shipping materials. The LIFO reserve at September 2004 and 2003 represents the amount by which LIFO inventories were less than the amount of such inventories valued on a first-in, first-out basis. The liquidation of certain LIFO layers decreased cost of goods sold by $0.1 million and $1.5 million during fiscal 2004 and 2003, respectively. An allowance for obsolete inventory is maintained in the retail health food and beverage segments to reflect the expected unsaleable or non-refundable inventory based on evaluation of slow moving products and discontinued products."


(O) REVENUE RECOGNITION, PAGE F-10

26. PLEASE TELL US WHETHER YOU ACCRUE ESTIMATED FUTURE SALES RETURNS IN ACCORDANCE WITH SFAS 5 AND RECORD ESTIMATED RETURNS AS A REDUCTION OF SALES REVENUE AND COST OF SALES IN ACCORDANCE WITH SFAS 48. IF SO, PLEASE INCLUDE YOUR ALLOWANCE FOR SALES RETURNS IN SCHEDULE II AND DISCLOSE THE AMOUNTS CHARGED TO COSTS AND EXPENSES AND TO NET SALES FOR EACH PERIOD PRESENTED.

Response: We accrue estimated future sales returns in accordance with SFAS 5 when it is both probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In determining whether the amount can be reasonably estimated we consider many factors, including the susceptibility of the product to external factors and our return policies. We also record estimated returns as a reduction of sales revenue and costs of sales in accordance with SFAS 48. We advise the Staff that based on our wholesale and retail segment return policies which mandate that we do not accept sales returns unless they can either be placed back into inventory or such that we can receive credit from the vendor, our exposure in terms of sales and gross profit for these segments, is less than $0.4 million and $0.1 million, respectively, at September 24, 2004. Additionally, in the beverage segment, sales returns for fiscal year 2004 were less than $0.1 million. In aggregate we believe these amounts are immaterial to our financial statements.

In addition to the amounts being immaterial, we do not believe that sales returns and allowances should be included in Schedule II - Valuation and Qualifying Accounts, as we do not believe these items were contemplated as a valuation and qualifying account under rules 5-04(c) and 12-09 of Regulation S-X. Our sales returns and allowances are recorded as a deduction from sales with a corresponding amount recorded to accrued liabilities rather then as a deduction of an asset or a liability. FASB Concepts Statement No. 6, Elements of Financial Statements, paragraph 43, defines a valuation account as a separate item that reduces or increases the carrying amount of an asset or a liability. Based on this definition, we do not believe that our sales returns and allowance account is a valuation account and should not be included in Schedule II.

NOTE 4.  STOCKHOLDERS' EQUITY, PAGE F-20

27. RULE 5-02.28 OF REGULATION S-X REQUIRES SECURITIES WITH REDEMPTION FEATURES THAT ARE NOT SOLELY WITHIN THE CONTROL OF THE ISSUER TO BE CLASSIFIED OUTSIDE OF PERMANENT EQUITY. PLEASE PROVIDE TO US YOUR EVALUATION OF THE EACH OF THE EVENTS THAT COULD TRIGGER REDEMPTION OF YOUR SERIES A AND SERIES B PREFERRED STOCK IN DETERMINING THE CLASSIFICATION OF THE PREFERRED STOCK, AND WHY YOU BELIEVE THAT THE OCCURRENCE OF THE TRIGGERING REDEMPTION EVENTS ARE SOLELY WITHIN YOUR CONTROL. PLEASE DISCLOSE WHY IT IS NOT PROBABLE THE PREFERRED SECURITIES WILL BECOME REDEEMABLE IN THE FUTURE AS A RESULT OF THEIR CONDITIONAL REDEMPTION FEATURES OR DISCLOSE YOUR ACCOUNTING POLICY FOR RECOGNIZING THE DIFFERENCE BETWEEN THE CARRYING VALUE AND REDEMPTION VALUE OF THE SECURITIES. PLEASE REFER TO EITF D-98.

Response: We advise the Staff that as a result of your comment, we have considered the application of EITF D-98 to the Series A and B Preferred Stock which requires that "securities with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity. The SEC staff believes that all of the events that could trigger redemption should be evaluated separately and that the possibility that any triggering event that is not solely within the control of the issuer could occur - without regard to probability - would require the security to be classified outside of permanent equity" and have determined that classification outside of permanent equity is appropriate because there is a chance that redemption could be triggered by the holders. We will amend our Form 10-K for the year ended September 24, 2004 and Form 10-Q for the quarter ended December 31, 2004 as soon as reasonably practicable to correctly present these items outside of permanent equity.

We advise the staff that there are four events that could trigger redemption of our Series A and Series B Preferred Stock as follows:

Section 6.  Redemption Due to Certain Events.

   a. Redemption by Holder. In the event (each of the events described in clauses (i)-(v) below after expiration of the applicable cure period (if any) being a "Redemption Event"):

         i. A Change of Control of the Corporation shall have occurred;

        ii. The Wright Family ceases to beneficially own (as determined under Rule 13d-3 promulgated under the Securities Exchange Act of 1934) twenty percent (20%) or more of the outstanding Voting Stock of the Corporation, computed on a fully diluted basis based on the then generally accepted accounting principles;

        iii. the Corporation shall make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business, or such a receiver or trustee shall otherwise be appointed; or

        iv. bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for the relief of debtors shall be instituted by or against the Corporation and if instituted against the Corporation by a third party, shall not be dismissed within 120 days of their initiation;

The term "Change of Control of the Corporation" used in clause (i) above means any of the following: (A) the making of a tender or exchange offer by any person or entity or group of associated persons or entities (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934) (a "Person") (other than the Corporation or its subsidiaries) for shares of Common Stock pursuant to which purchases are made of securities representing at least fifty percent (50%) of the total combined voting power of the then issued and outstanding Voting Stock of the Corporation; (B) the merger or consolidation of the Corporation with, or the sale or disposition of all or substantially all of the assets of the Corporation, to any Person other than (a) a merger or consolidation which would result in the Voting Stock of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into Voting Stock of the surviving or parent entity) fifty percent (50%) or more of the combined voting power of the Voting Stock of the Corporation or such surviving or parent entity outstanding immediately after such merger or consolidation; or (b) a merger or consolidation effected to implement a recapitalization of the Corporation (or similar transaction) in which no Person is or becomes the beneficial owner, directly or indirectly (as determined under Rule 13d-3 promulgated under the Securities Exchange Act of
1934), of securities representing fifty percent (50%) or more of the combined voting power of the Voting Stock of the Corporation; (C) if; at any time within a two-year period following the acquisition by any Person of direct or indirect beneficial ownership (as determined under Rule 13d-3 promulgated under the Securities Exchange Act of 1934), in the aggregate, of securities of the Corporation representing forty percent (40%) or more of the total combined voting power of the then issued and outstanding Voting Stock of the Corporation, the persons who at the time of such acquisition constitute the Board of Directors cease for any reason whatsoever to constitute a majority of the Board of Directors; (D) the acquisition of direct or indirect beneficial ownership (as determined under Rule 13d-3 promulgated under the Securities Exchange Act of 1934), in the aggregate, of securities of the Corporation representing fifty percent (50%) or more of the outstanding Voting Stock of the Corporation by any person or group of persons acting in concert; or (E) the approval by the shareholders of the Corporation of any plan or proposal for the complete liquidation or dissolution of the Corporation or for the sale of all or substantially all of the assets of the Corporation.

The term "Wright Family" used in clause (ii) above means William Wright (Chairman of the Board and Chief Executive Officer of the Corporation at the date of this Certificate of Designation), any lineal ascendant or descendant (including by way of adoption) of William Wright, any spouse of any of the foregoing persons, any trust established by any of the foregoing persons and any corporation, partnership, limited liability company or other entity that is controlled, directly or indirectly, by one or more of the foregoing persons or trusts.

Our evaluation is such that the redemption events under Section 6 (a)
(i) and (ii) are not solely within our control even though the likelihood of redemption is not probable as described below. We also believe that items (iii) and (iv) represent ordinary liquidation events and are not contemplated by EITF D-98 as being outside of our control.

We advise the staff that as result of your comment we will also disclose in applicable future filings, including any amended filings, why it is not probable that the preferred securities will become redeemable in the future as follows:

"The Company believes that redemption of these securities by the holders is not probable based on the following evaluation. As shown

                              -26-
in the table under the caption "Ownership of Our Common Stock By Our Directors And Executive Officers And Other Principal Stockholders," in our proxy statement, our executive officers and directors as a group own approximately 64% of the outstanding common stock. Mr. William Wright, who has been AMCON's Chairman of the Board and Chief Executive Officer from the time AMCON was originally founded, beneficially owns 31% of the outstanding common stock without giving effect to shares owned by his adult children. There is an identity of interest among AMCON and its officers and directors for purposes of the determination of whether the triggering redemption events described above are within the control of AMCON since AMCON can only make decisions on control or other matters through those persons. Moreover, the Series A Preferred Stock is owned by Mr. Wright and a private equity firm of which Mr. Petersen, one of our long-standing directors, is a large owner. In addition, the Series B Preferred Stock is owned by an institutional investor which has elected its representative to AMCON's Board of Directors pursuant to voting rights in the Certificate of Designation creating the Series B Preferred Stock. The Series A and Series B Preferred Stock is thus in friendly hands with no expectation that there would be any effort by the holders of such preferred stock to seek optional redemption without the Board being supportive of the events that may trigger that right. In view of the foregoing, the Company believes that it is not probable under Rule 5-02.28 of Regulation S-X that either Series A or Series B Preferred Stock will become redeemable in the future as a result of redemption features described above."

NOTE 5.  EARNINGS (LOSS) PER SHARE, PAGE F-20

28. PLEASE DISCLOSE THE NUMBER OF SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF PREFERRED STOCK THAT WERE NOT INCLUDED IN THE
COMPUTATION OF DILUTED EARNINGS PER SHARE BECAUSE TO DO SO WOULD HAVE BEEN ANTIDILUTIVE. SEE PARAGRAPH 40.C OF SFAS 128.

Response: The last sentence of the first paragraph in Footnote 5 to the Notes to the Consolidated Financial Statements on page F-20 is as follows:

"Stock options outstanding at fiscal year end 2004, 2003 and 2002, respectively, which were not included in the computations of diluted earnings per share because the option's exercise price was greater than the average market price of the common shares totaled 113,921, 29,773 and 24,058 with average exercise prices of $32.92, $40.47 and $48.28 respectively."

Included in the 113,921 antidilutive common shares are 82,481 common shares which represents the number of common shares that are antidilutive and would be issued if the convertible preferred stock is converted thereby complying with paragraph 40.c of SFAS 128. In applicable future filings, including any amended filings, we will revise our disclosure as follows to indicate that the convertible preferred stock antidilutive shares are included.

"Stock options and potentially dilutive securities outstanding at fiscal year end 2004, 2003 and 2002, respectively, which were not included in the computations of diluted earnings per share because the option's exercise price or the securities conversion price was greater than the average market price of the common shares totaled 113,921, 29,773 and 24,058 with average exercise prices of $32.92, $40.47 and $48.28 respectively."

NOTE 7.  FIXED ASSETS, NET, PAGE F-21

29. PLEASE DISCLOSE DEPRECIATION EXPENSE FOR EACH PERIOD PRESENTED AS REQUIRED BY PARAGRAPH 5 OF APB 12.

Response: Our current disclosure of depreciation is aggregated with amortization amounts and is made in the Consolidated Statements of Cash Flows and Note 21 "Business Segments" in the Notes to the Consolidated Financial Statements Statement. Our intent was to meet the requirement of APB 12 paragraph 5 through disclosure of depreciation and amortization in these two portions of our filing. In applicable future filings, including any amended filings, we will segregate depreciation from amortization in the Statement of Cash Flows and the Business Segment footnote in order to clarify our disclosure. For the Staff's information, amortization expense was $295,339, $383,744 and $1,283,334 for fiscal 2004, 2003 and 2002, respectively.

NOTE 9.  OTHER INTANGIBLE ASSETS, PAGE F-23

30. PLEASE DISCLOSE THE ESTIMATED AGGREGATE AMORTIZATION EXPENSE FOR EACH OF THE FIVE SUCCEEDING FISCAL YEARS AS REQUIRED BY PARAGRAPH
45.A(3) OF SFAS 142.

Response: We recognize the need for disclosure of the estimated aggregate amortization expense for each of the five succeeding fiscal years as required by paragraph 45.a(3) of SFAS 142 and in fact, have included the appropriate disclosure in Form 10-Q for the quarter ended December 31, 2004. We intend to continue to include the schedule in all of our applicable future filings, including any amended filings.

NOTE 11.  LONG-TERM OBLIGATIONS, PAGE F-25

31. PLEASE DISCLOSE WHETHER YOU WERE IN COMPLIANCE WITH THE TERMS AND COVENANTS OF YOUR REVOLVING CREDIT FACILITY AND THE EFFECTS OF
NONCOMPLIANCE WITH SUCH TERMS AND COVENANTS.

Response: In the second full paragraph on page 22 of our 2004 Annual Report as part of our "Liquidity and Capital Resources" discussion for the year ended September 24, 2004 we disclosed the fact that we were in compliance with the terms and covenants of our revolving credit facility. On Form 10-Q in the first quarter ended December 31, 2004 we enhanced our discussion of the terms and covenants, as amended and the fact that we were not in compliance with the original covenants and had obtained a waiver from the Senior Agent in both the "Liquidity and Capital Resource" discussion on page 26 and in the footnotes to the Condensed Consolidated Financial Statements on page 15.

NOTE 13.  OTHER INCOME, PAGE F-28

32.  THE IMPAIRMENT LOSSES AND SETTLEMENT PROCEEDS ON YOUR FORMER
LEASED FACILITY SHOULD BE CLASSIFIED IN (LOSS) INCOME FROM OPERATIONS. PLEASE RECLASSIFY THESE ITEMS.

Response: In Fiscal 2004 and Fiscal 2002 there were no impairment losses or settlement proceeds recorded in other income. In Fiscal 2003 there was $132,113 recorded in other income for the settlement on a former distribution facility and $431,651 of impairment losses recorded in other income as an expense item. We believe these costs are properly included in other income because neither item was directly tied to operational decisions as follows:

We purchased a new distribution center in Quincy, IL in June 2001.
Due to relatively close proximity of the two distribution centers, the decision was made in 2001 to vacate and close our St. Louis distribution facility. This was done in late 2001. We continued to pay rent on the St. Louis distribution facility in accordance with the lease agreement until the St. Louis Airport Authority condemned the property to use as part of its airport expansion. Then, in 2003, we were informed that payments were being made to tenants of property condemned by the Airport Authority. Even though we had already closed the facility due to unrelated circumstances, we found that we could qualify for a settlement. We filed the paperwork and negotiated a settlement of $132,113 in fiscal 2003. Due to the fact that receipt of the settlement proceeds was unrelated to our decision to close the St. Louis facility, we believe that the settlement proceeds are properly classified as other income.

The $431,651 impairment loss in fiscal 2003 was related to equipment that was acquired in the acquisition of Hawaiian Natural Water Company, Inc. in December 2001. The equipment was not in use at the time of the acquisition and was classified using the purchase method of accounting at its fair market value as assets held for sale in the opening balance sheet. The assets were never used in operations but were reviewed for impairment on a quarterly and annual basis. In fiscal 2003, this review indicated that the fair market value had decreased, so an impairment charge was recorded. Since the assets were never used in operations, we believe that the impairment was properly classified as other expense.

NOTE 17.  COMMITMENTS AND CONTINGENCIES, PAGE F-32

33. PLEASE DISCLOSE, FOR EACH EXIT AND DISPOSAL ACTIVITY, THE TOTAL AMOUNT OF COSTS EXPECTED TO BE INCURRED, THE AMOUNT OF COSTS INCURRED FOR EACH PERIOD, AND THE CUMULATIVE AMOUNT OF COSTS INCURRED TO DATE. PLEASE ALSO DISCLOSE THE LINE ITEM IN YOUR STATEMENTS OF OPERATIONS THAT INCLUDES THE EXIT COSTS AND PROVIDE A RECONCILIATION OF YOUR LIABILITY BALANCES RELATED TO EXIT AND DISPOSAL ACTIVITIES FOR EACH PERIOD SHOWING SEPARATELY THE CHANGES DURING THE PERIOD ATTRIBUTABLE TO COSTS INCURRED, COSTS PAID OR OTHERWISE SETTLED AND ANY ADJUSTMENTS WITH AN EXPLANATION OF THE REASONS FOR THE ADJUSTMENTS. PLEASE REFER TO PARAGRAPH 20 OF SFAS 146.

Response: The most recent exit and disposal activity occurred in fiscal 2001 as disclosed in our 2003 Annual Report. The discontinued operations were removed from the 2004 Annual Report since it was outside of the three years statements of operations that were required to be presented.

The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Because this transaction occurred in March 2001, we do not believe that the requirements of SFAS 146 are applicable. In addition, we believe that we met the disclosure requirements of APB 30 related to this transaction.

We advise the Staff that at September 24, 2004 the balance in "Current Portion of Discontinued Operations" reported separately on the face of the balance sheet was $107,000 and consisted entirely of liabilities associated with disputed business equipment leases. In 2002, we terminated the lease on one of our facilities associated with this exit activity for $1.5 million and charged the settlement against the discontinued operations reserve. In 2004, we successfully negotiated the subletting of our last remaining facility associated with this exit activity. Our rent payments on this facility are less than $100,000 on an annual basis of which we have offset the entire amount by the receipts from the sublease.

           FORM 10-Q FOR THE QUARTER ENDED DECEMBER 31, 2004

GENERAL

34. PLEASE INCLUDE THE INFORMATION REQUIRED BY ITEMS 4 AND 5 OF PART II OR INCLUDE THE NUMBER AND CAPTION OF THE ITEM AND A STATEMENT THAT THE ITEM IS INAPPLICABLE.

Response: For the quarter ended December 31, 2004, Item 4 "Submission of Matters to a Vote of Security Holders" and Item 5 "Other Information" were not applicable and as such were omitted from our filing on Form 10-Q. In applicable future filings, including any amended filings, we will include the number and caption of all items required by the applicable form, even if an item is inapplicable and in the appropriate circumstances will indicate when such items are not applicable.

ITEM 4.  CONTROLS AND PROCEDURES, PAGE 29

35. YOU ARE PERMITTED TO INDICATE THAT DISCLOSURE CONTROLS AND PROCEDURES ARE DESIGNED ONLY TO PROVIDE "REASONABLE ASSURANCE" THAT THE CONTROLS AND PROCEDURES WILL MEET THEIR OBJECTIVES. HOWEVER, ITEM 307 OF REGULATION S-K REQUIRES DISCLOSURE OF THE CONCLUSIONS OF YOUR PRINCIPAL EXECUTIVE AND PRINCIPAL FINANCIAL OFFICERS REGARDING THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES AS OF THE END OF THE PERIOD BASED ON THEIR EVALUATION. THE CONCLUSION BY YOUR PRINCIPAL EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES AS DESIGNED AND IMPLEMENTED PROVIDED REASONABLE ASSURANCE THAT THE DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE DOES NOT COMPLY WITH THE REQUIREMENTS OF ITEM
307. PLEASE REVISE YOUR DISCLOSURE TO STATE THE OFFICERS HAVE CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE "EFFECTIVE" AS OF THE END OF THE PERIOD AT THE REASONABLE ASSURANCE LEVEL. SEE
SECTION II.F.4. OF SEC RELEASE NO. 34-47986.

Response: In future filings, except for instances where we identified a material weakness, we expect that Item 4 Controls and Procedures will read as follows.

"The Company maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company's reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. The Company's management, including the Company's Principal Executive Officer and Chief Financial Officer, reviewed and evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report. There have been no significant changes in the Company's disclosure controls and procedures or in other factors that could significantly affect the Company's disclosure controls and procedures subsequent to the date of their evaluation. There were no material weaknesses identified in the course of such review and evaluation and, therefore, no corrective measures were taken by the Company. Based on that evaluation and subject to the foregoing, the Principal Executive Officer and Chief Financial Officer have concluded that the Company's current disclosure controls and procedures, as designed and implemented, are effective, as of the end of the period covered by this report, at the reasonable assurance level."

Should you have any additional questions regarding these matters please feel free to contact me.

Sincerely,



/s/ Michael D. James
------------------------
Michael D. James
Vice President and
Chief Financial Officer